UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Notice of Annual General Meeting of Shareholders

In connection with the upcoming annual general meeting of shareholders (the “AGM”) of Powerbridge Technologies Co., Ltd. (the “Company”) on September 5, 2023, the Company furnishes the following documents:

1)	A copy of the Notice of Annual General Meeting of the Company (the “Notice”); and

2)	A form of proxy card (the “Proxy Card”).

The Notice and Proxy Card are being furnished in this report on Form 6-K as Exhibits 99.1 and 99.2 respectively pursuant to General Instruction B to the Form 6-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

The following exhibits are filed as part of this Form 6-K and are incorporated herein by reference:

CONTENTS

Exhibit No.	Description
99.1	Notice of Annual General Meeting of the Members of the Company and Proxy Statement
99.2	Form of Proxy Card

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 4, 2023

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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